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                                                                   Exhibit 99.1

                      [AMERICAN TOWER LOGO APPEARS HERE]

                         ATC Contact: Anne Alter, Director of Investor Relations
                                                       Telephone: (617) 375-7500

         AirTouch Contact: Jonathan Marshall, Director, Corporate Communications
                                                       Telephone: (415) 658-2209


FOR IMMEDIATE RELEASE

 American Tower Corporation Acquires the Sublease Rights to 2,100 Towers from
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     AirTouch and Enters into Exclusive Three-Year Build-To-Suit Agreement
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Boston, Massachusetts - August 9, 1999 - American Tower Corporation (NYSE: AMT)
today announced the signing of a definitive agreement with AirTouch Communications, Inc., a unit of Vodafone AirTouch Plc (NYSE: VOD), the world's largest wireless company, to acquire the rights to approximately 2,100 communications towers through a master sublease agreement. Additionally, American Tower will enter into an exclusive three-year build-to-suit agreement that is estimated to produce 400-500 new communications towers. The consideration for the transaction includes $800 million in cash, based on 2,100 towers, plus a five-year warrant to purchase 3 million American Tower shares at $22 dollars per share.

This transaction provides American Tower with a significant network of communications towers, covering most of Airtouch's markets, which are located in the western, midwestern, southwestern, and southeastern United States. These towers have significant upside potential: theya are in strategic locations, they average about 150 feet in height, are relatively new structures with an average age of 5 years, and have significant available capacity to accommodate future expansion needs.

Steve Dodge, Chairman and Chief Executive Officer of American Tower stated, "We are thrilled to have entered into this relationship with Vodafone AirTouch, the world's largest wireless communications company. We competed vigorously for this business because it adds a large complement of desirable towers to our rapidly emerging national portfolio, and it allows us to build many more towers in the coming years through an exclusive build to suit agreement with AirTouch. Further, and of critical importance to us, we see in AirTouch a very well run company and a management team with whom we can work effectively.

Arun Sarin, CEO of Vodafone AirTouch's U.S. Asia Pacific region, said, "AirTouch is very pleased to establish this strategic relationship with American Tower. Throughout our discussions we have seen that American mirrors AirTouch's focus on quality and service. This transaction will allow us to reallocate capital to our core business assets, increase our future capital efficiency, and improve our network deployment options."

The deal is expected to close incrementally beginning in the first quarter of 2000, after any necessary consents are obtained. Lehman Brothers served as AirTouch's exclusive financial advisor in this transaction.

American Tower will host a conference call on Monday, August 9, 1999 at 11:30 a.m. Eastern to discuss this transaction. The call will be hosted by Steve Dodge, Chief Executive Officer, who will be joined by Joe Winn, Chief Financial Officer. The dial-in numbers are US: 800-260-0712, international: 612-332-0345, no access codes required. A replay of the call will be available from 3:30 p.m. Eastern Monday, August 9, 1999 until 11:59 p.m. Eastern Monday, August 16, 1999. The replay dial-in numbers are US: 800-475-6701, and